SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

June 18, 2007

By:  /s/ Victor DiTommaso          ________

Victor DiTommaso, Vice President Finance

ISS and Glass Lewis Recommend Voting in Favour of Intertape's Proposed Transaction

MONTREAL, QUEBEC AND BRADENTON, FLORIDA--(MARKET WIRE)--Jun 18, 2007 -- Intertape Polymer Group Inc. (Toronto: ITP.TO)(NYSE: ITP) ("IPG" or the Company) today announced that both Institutional Shareholder Services Canada Corp. and Glass Lewis & Co., independent proxy advisory services firms, have each issued reports recommending that the Company's shareholders vote in favor of the proposed plan of arrangement involving the Company and an indirect wholly-owned subsidiary of Littlejohn Fund III, L.P., pursuant to which all of the outstanding common shares of the Company will be acquired at a price of US$4.76 per share in cash.

The Company's notice of Annual and Special Meeting was mailed to shareholders of record as of May 25, 2007. The Annual and Special Meeting of shareholders will be held at 4:00 PM (Montreal time) on June 26, 2007 at the Hotel Omni Mount Royal, Montreal, Quebec.

Shareholders voting by proxies should ensure that the completed forms of proxy are received at the office of the Company's Canadian transfer agent, CIBC Mellon Trust Company, 2001 University Street, 16th Floor, Montreal, Quebec, Canada, H3A 2A6, by 4:00 p.m. (Montreal time) on June 21, 2007. This will ensure that proxies are recognized at the Meeting.

Shareholders who have questions about the information contained in the circular or require assistance in completing the proxy should contact Georgeson at its North America toll free number of 1-866-717-7668.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, its financial condition or its results. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Contact:

For Intertape:

MaisonBrison

Rick Leckner

514-731-0000